Exhibit 12.1

CERTEGY INC.

RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands, except ratio data)

	For the year ended December 31,					Three months ended March 31,
	1999	2000	2001	2002	2003	2004
Earnings:
Income before income taxes (1)	$128,901	$146,071	$143,352	$145,948	$148,789	$32,790
Add:
Interest expense	901	1,301	7,200	7,120	7,950	2,976
Other adjustments	5,323	5,603	5,080	4,564	4,662	1,180

Total earnings	$135,125	$152,975	$155,632	$157,632	$161,401	$36,946

Fixed charges:
Interest expense	$901	$1,301	$7,200	$7,120	$7,950	$2,976
Other adjustments	5,323	5,603	5,080	4,564	4,662	1,180

Total fixed charges	$6,224	$6,904	$12,280	$11,684	$12,612	$4,156

Ratio of earnings to fixed charges	21.71x	22.16x	12.67x	13.49x	12.80x	8.89x

(1)	Income before income taxes and cumulative effect of a change in accounting principle, but including minority interests.

For the purposes of calculating the ratio of earnings to fixed charges, fixed charges consist of interest on indebtedness, amortization of deferred financing costs, and an estimated amount of rental expense that is deemed to be representative of the interest factor.